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                                    EXHIBIT 7

June 1, 2000

Mr. Edward B. Cloues, II
Chairman of the Board
AMREP Corporation
641 Lexington Avenue
New York, NY 10022

Dear Mr. Cloues:

Thank you for your May 31, 2000 letter. We are glad that AMREP is willing to meet us. Mr. Robson and I would like to meet as soon as possible; however, we have a scheduling problem with this Thursday or Friday.

We would be willing to come to Philadelphia either Thursday, June 8th or Wednesday, June 14th. We also believe that it is essential that Nick Karabots, Albert Russo and other non-management members of the Board participate in this meeting in order to make it productive. Please advise.

In view of your letter, we hereby extend the expiration of our offer until June 16, 2000, at 3:30 p.m. New York City time.

Sincerely,

/s/David P. Maniatis
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David P. Maniatis